SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.2)


                                  Epigen, Inc.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   294259 10 G
                                 --------------
                                 (CUSIP Number)

       Colin K. Harley, Harley & Deickler, P.O. Box 264 Woodbury, CT 06798
                                  203-263-2469
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                                                             (Page 1 of 3 Pages)

CUSIP NO. 294259 10 G                 13D                      Page 2 of 3 Pages


1.  NAMES OF REPORTING PERSONS - David C. Clapp
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                          (b)[_]


3.  SEC USE ONLY


4.  SOURCE OF FUNDS* - PF


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(D) OR 2(E)                                                     [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION  -  UNITED STATES


NUMBER OF                  7.  SOLE VOTING POWER  -  184,068*
SHARES
BENEFICIALLY               8.  SHARED VOTING POWER  -  0
OWNED BY
EACH                       9.  SOLE DISPOSITIVE POWER  - 184,068
REPORTING
PERSON WITH                10. SHARED DISPOSITIVE POWER  -  0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 184,068


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [_]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 12.94%


14. TYPE OF REPORTING PERSON* - IN


*All share numbers reflect 1-for-10 reverse stock split effective 11/08/01.

CUSIP NO. 294259 10 G                  13D                     Page 3 of 3 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       01/08/02
                                            --------------------------------
                                                        (Date)

                                                 /s/:  David C. Clapp
                                            --------------------------------
                                                      (Signature)


                                                     David C. Clapp
                                            --------------------------------
                                                     (Name/Title)